EXHIBIT 17.1 -- Resignation Letter of William Tay, dated as of August 28, 2013

William Tay

2000 Hamilton Street, #943

Philadelphia, PA 19130

Tel/Fax: 215-405-8018

Email: william.tay@hotmail.com

RESIGNATION LETTER

August 28, 2013

To: Pacific Quest Ventures Corp., a Delaware corporation (the “Company”)

Re: Resignation as Officer and Director

Dear Sirs,

I hereby resign as a Director and as President, Secretary and Treasurer of Pacific Quest Ventures Corp., a Delaware corporation (the "Company").

I hereby waive and renounce any claim against the Company, including any claim for accrued but unpaid wages, severance, compensation or benefits.

My resignation does not in any way imply or infer any dispute or disagreement relating to the Company's operations, policies or practices.

I wish the Company much success in its future endeavors.

Sincerely,

/s/ William Tay

_____________________________

William Tay